Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of SG Blocks, Inc. and Subsidiaries (Debtor in Possession) on Form S-8 [File No. 333-201469] of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated July 21, 2016, with respect to our audits of the consolidated financial statements of SG Blocks, Inc. and Subsidiaries (Debtor in Possession) as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014, which report is included in this Annual Report on Form 10-K of SG Blocks, Inc. and Subsidiaries (Debtor in Possession) for the year ended December 31, 2015.

/s/ Marcum llp

Marcum llp

New York, New York

July 21, 2016